Exhibit 3.175

CERTIFICATE OF INCORPORATION

OF

LC ACQUISITION CORP.

1. The name of the corporation is LC ACQUISITION CORP.

2. The corporation is following purpose or purposes:

To engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law, provided that the corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

3. The office of the corporation is to be located in the county of New York, State of New York.

4. The aggregate number of shares which the corporation shall have authority to issue is two hundred, all of which are without par value, and all of which are of the same class.

5. The Secretary of state is designated as the agent of the corporation upon whom process against the corporation may be served. The post office address within or in the State of New York to which the Secretary of State shall mail a copy of any process against the corporation served upon him is: c/o The Burlington Coat Factory Warehouse Corp., 263 West 38th Street, New York, New York 10018.

6. The duration of the corporation is to be perpetual.

7. No holder of any of the shares of any class of the corporation shall be entitled as of right to subscribe for, purchase, or otherwise acquire any shares of any class of the corporation which the corporation proposes to issue or any rights or options which the corporation proposes to grant for the purchase of shares of any class of the corporation or for the purchase of any shares, bonds, securities, or obligations of the corporation which are convertible into or exchangeable for, or which carry any rights, to subscribe for, purchase, or otherwise acquire shares of any class of the corporation; and any and all of such shares, bonds, securities, or obligations of the corporation, whether now or hereafter authorized or created, may be issued, or may be reissued or transferred if the same have been reacquired and have treasury status, and any and all of such rights and options may be granted by the Board of Directors to such persons, firms, corporations and associations, and for such lawful consideration, and on such terms, as the Board of Directors in its discretion may determine, without first offering the same, or any thereof, to any said holder. Without limiting the generality of the foregoing stated denial of any and all preemptive rights, no holder of shares of any class of the corporation shall have any preemptive rights in respect of the matters, proceedings, or transactions specified in subparagraphs (1) to (6), inclusive, of paragraph (e) of section 622 of the Business Corporation Law.

8. The corporation shall, to the fullest extent permitted by Article 7 of the Business Corporation Law of the State of New York, as the same may be amended and supplemented,

indemnify any and all persons whom it shall have power to indemnify under said Article from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Article, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any By-Law, resolution of shareholders, resolution of directors, agreement, or otherwise, as permitted by said Article, as to action in any capacity in which he served at the request of the corporation.

9. The personal liability of the directors of the corporation is eliminated to the fullest extent permitted by the provisions of paragraph (b) of Section 402 of the Business Corporation Law at the State of New York, as the same may be amended and supplemented.

/s/ Frances A. Wrigley
Incorporator

/s/ Merryl Wiener
Notary Public

STATE OF NEW YORK

DEPARTMENT OF STATE

FILED JUNE 22, 1988

198338

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